UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Safeguard Scientifics, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

786449207
(CUSIP Number)
December 31, 2012
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 786449207

1.	Names of Reporting Persons RED ROCKS CAPITAL, LLC
2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	COLORADO
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	911,303
	6. Shared Voting Power	0
	7. Sole Dispositive Power	911,303
	8. Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	911,303
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	4.3%
12.	Type of Reporting Person IA

Page 2 of 5 pages

CUSIP No.786449207

Item 1(a).	Name of Issuer:
Safeguard Scientifics, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
435 Devon Park Drive Building 800 Wayne, PA 19087
Item 2(a).	Name of Person Filing:
Red Rocks Capital, LLC
Item 2(b).	Address of Principal Business Office or, if none, Residence:
25188 Genesee Trail Road Suite 250 Golden, CO 80401
Item 2(c).	Citizenship:
Colorado Limited Liability Company
Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number: 786449207
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:___________________________________________________________

Page 3 of 5 pages

CUSIP No.  786449207

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
911,303
(b)	Percent of class:
4.3%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or direct the vote: 911,303
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 911,303
(iv) Shared power to dispose or to direct the disposition of: 0

    Red Rocks Capital, LLC is a registered investment adviser furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940.  As a result of its role as sub-adviser to such investment companies, Red Rocks Capital, LLC may be deemed to be the beneficial owner of 20,950,060 shares or 4.3% of the shares outstanding of Common Stock held by such investment companies.  However, Red Rocks Capital, LLC does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the investment companies and disclaims any ownership associated with such rights.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013
Date
/s/Matthew R. Luoma
Signature
Matthew R. Luoma, Chief Financial Officer
Name and Title

Page 5 of 5 pages